POWER OF ATTORNEY

I, Donald E. Robar, a member of the Board of Directors for PHC, Inc. d/b/a Pioneer Behavioral Health, hereby grant Power of Attorney to Bruce A. Shear, and/or Paula Wurts, and/or Janet Esterkes TO ACT in my name, place and stead which I could do, if I were personally present, to make, execute, endorse, accept and deliver in my name, only those documents, which must be submitted to the Securities and Exchange Commission in a timely manner.

Said documents are limited to Forms 3, 4 and 5 at any time which Attorney (s) deem necessary.

IN WITNESS WHEREOF, I have executed this power of attorney this 22nd day of July, 2009.

/s/ Donald E. Robar
WITNESS:

/s/ Paula Robar